Bradley Arant Boult Cummings LLP
Paul S. Ware
Direct: (205) 521-8624
Fax: (205) 488-6624
pware@babc.com
July 16, 2010
Karen J. Garnett
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Campus Crest Communities, Inc. Registration Statement on Form S-11 File No. 333-166834
Dear Ms. Garnett:
     On behalf of Campus Crest Communities, Inc., a Maryland corporation (“Campus Crest” or the “Company”), we hereby electronically transmit pursuant to Regulation S-T Amendment Number 2 to the Registration Statement on Form S-11 (File No. 333-166834) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”), which has been marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission on June 21, 2010.
     This letter responds to the comments of the staff of the Division of Corporation Finance received by letter, dated July 13, 2010, relating to the Registration Statement.
     We have discussed the staff’s comments with representatives of the Company. Your numbered comments are set forth below in italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement (the “Prospectus”).
Prospectus Summary
Our Company, page 1
1.	We have reviewed and considered the materials you submitted in response to comments 5 and 9 of our letter dated June 14, 2010. It is not clear how the data included on page 5 of Tab I supports your belief that your target markets are underserved. In addition, we note the data provided regarding both your developmental activity levels and the participation of your peers within the student housing industry. Please provide further support for your belief that your target markets are underserved.

Response: The Company believes that the markets in which its properties are located are “underserved” by on-campus beds and off-campus competitive beds. The chart below illustrates the housing shortfall between fall 2009 overall enrollment at each of the schools from which we draw student-tenants and the sum of on-campus beds and off-campus competitive beds.

Karen J. Garnett
July 16, 2010

					Enrollment
	Fall 2009		Off-campus	Total	in Excess of	Housing Shortfall
	Overall	On-campus	Competitive	Competitive	Competitive	as % of Overall
Property	Enrollment	Beds	Beds(1)	Beds	Beds	Enrollment
Asheville	3,695	1,250	—	1,250	2,445	66%
Carrollton	11,500	2,449	2,058	4,507	6,993	61%
Las Cruces	18,497	3,500	—	3,500	14,997	81%
Milledgeville	6,633	2,260	—	2,260	4,373	66%
Abilene	4,838	2,000	488	2,488	2,350	49%
Ellensburg	10,187	3,200	—	3,200	6,987	69%
Greeley	12,711	3,615	394	4,009	8,702	68%
Jacksonville	9,351	1,737	500	2,237	7,114	76%
Mobile	14,522	1,235	—	1,235	13,287	91%
Nacogdoches	12,845	4,659	—	4,659	8,186	64%
Cheney	11,302	2,000	500	2,500	8,802	78%
Jonesboro	12,156	2,720	—	2,720	9,436	78%
Lubbock	30,049	6,162	4,754	10,916	19,133	64%
Stephenville	8,598	1,785	680	2,465	6,133	71%
Troy	6,679	1,894	408	2,302	4,377	66%
Waco	14,614	4,665	500	5,165	9,449	65%
Wichita	14,823	1,250	—	1,250	13,573	92%
Wichita Falls	6,341	1,103	—	1,103	5,238	83%
Murfreesboro	25,188	2,873	3,740	6,613	18,575	74%
San Marcos	30,816	5,934	6,105	12,039	18,777	61%
Lawrence	29,242	4,572	2,008	6,580	22,662	77%
Moscow	11,957	2,800	—	2,800	9,157	77%
San Angelo	6,387	2,253	480	2,733	3,654	57%
Conway	11,781	3,994	—	3,994	7,787	66%
Huntsville	16,772	4,000	3,222	7,222	9,550	57%
Statesboro	19,086	3,790	4,110	7,900	11,186	59%

Total	360,570	77,700	29,947	107,647	252,923	70	%(2)

(1)	The Company defines “Off-campus Competitive Beds” to include off-campus beds that, to the Company’s knowledge, are leased “by the bed” and compete with its properties for student-tenants (excluding beds at the Company’s properties); does not include the broader pool of multi-family housing that leases “by the unit” as opposed to “by the bed.”

(2)	Weighted average.
Consequence of this Offering and Our Formation Transactions, page 12
2.	We have considered your response to prior comment 19. Please provide us with an organizational chart depicting the current ownership structure and property holdings of your predecessor entities. We may have further comments after we review this information.

Response: The Company has interpreted the staff’s comment as referring to the Company’s response to comment number 18 in the staff’s June 14, 2010 letter, relating to a chart depicting the ownership structure of the Company’s predecessor entities. For the

Karen J. Garnett
July 16, 2010

staff’s reference, we are providing supplementally a chart summarizing the ownership structure of the predecessor entities. For the reasons set forth in response 18 included in the June 21, 2010 letter responding to the staff’s comments, the Company respectfully submits that the current disclosure, which clearly provides the material structural information regarding the enterprise in which a purchaser in the offering would invest, is appropriate. In particular, the Company does not believe that a “pre-offering” structure chart would provide investors with any additional material information, since the pre-offering structure will be replaced by the post-offering structure upon completion of the offering. Finally, the Company continues to believe that its approach to disclosing its structure is consistent with that taken in numerous other registration statements on Form S-11 relating to initial public offerings by issuers structured as umbrella partnership real estate investment trusts.
Our Distribution Policy, page 15
3.	We note your revised disclosure in response to prior comment 21. Please further revise your disclosure, consistent with the first risk factor on page 46, to describe all sources of funds that you may utilize to make distribution payments, including asset sales, borrowings, or the use of proceeds from the sale of your securities. In addition, discuss your ability to pay distributions in the form of stock rather than cash. Please make conforming changes to your risk factor on page 46 and to the discussion of Distribution Policy beginning on page 59.

Response: The referenced disclosure has been revised on pages 15, 16, 46 and 60 through 62 of the Prospectus in response to the staff’s comment.

4.	We note that the estimated annual distribution amount is expected to exceed your per share estimated cash available for distributions for the 12 month period ending March 31. 2011. Please revise to state the specific sources of funds that you intend to use to cover this shortfall. Provide similar disclosure in the discussion of Distribution Policy beginning on page 59.

Response: The referenced disclosure has been revised on pages 15, 16, 46 and 60 through 62 of the Prospectus in response to the staff’s comment.
Risks Related to Our Business and Properties
Developing properties will expose us to additional risks . . . . page 23
5.	We note your response to prior comment 22; however, some of the bullet points included in this risk factor continue to present distinct risks that should be addressed in separate risk factors. We note, for example, risks related to the availability of construction financing and permanent financing and liability for injuries and accidents occurring during the construction process. To the extent these are material risks to your business, please break out each one into a separate risk factor, each with its own subheading, and specifically discuss the risk to your business.

Karen J. Garnett
July 16, 2010

Response: The referenced disclosure has been revised on pages 23 through 25 of the Prospectus in response to the staff’s comments.
In each of the past five fiscal years . . ., page 27
6.	We note your revisions in response to prior comment 23. Please make conforming changes to summary risk factor on page 5.

Response: The referenced disclosure has been revised on page 5 of the Prospectus in response to the staff’s comments.
Our Distribution Policy, page 59
7.	Please revise the presentation of your calculation of Estimated cash flows from operating activities for the 12 months ending March 31, 2011 to display separate line items for revenues and expenses, rather than showing increases and decreases in net income before depreciation. Additionally, please revise your calculation in your next amendment to deduct amounts related to the quarter ended March 31, 2009, and add amounts related to the quarter ended March 31, 2010.

Response: The Company acknowledges the staff’s comment and has made the revisions summarized below to the disclosure appearing in the Prospectus under the caption “Our Distribution Policy.” The line items relating to the adjustments for anticipated increases in economic occupancy and average rental rate have been revised to refer to “revenue” (as opposed to “net income”), as these adjustments are not expected to have a related change in expense. With respect to the line item adjustments for net income before depreciation relating to (i) a full year’s operation of two combined properties that opened in 2009, (ii) a full year’s operation of three uncombined joint venture properties that opened in 2009 and (iii) initial operations of three uncombined joint venture properties scheduled to open in August 2010, the Company respectfully submits that the detail relating to revenues and expenses, and related assumptions, is adequately disclosed in footnotes 6, 7 and 8 to the table and that it is clearer to present a net number in the line item disclosure on the face of the table. The Company believes that presenting the disclosure (which is currently included in the footnotes) as separate line items would likely be more confusing to readers. Finally, with respect to the line item adjustment for the increase in net income before depreciation from existing development and construction services contracts, the Company has expanded footnote 2 to provide disclosure regarding the related revenue and expense. As mentioned above, the Company believes this presentation (where disclosure regarding revenue and expense is detailed with specificity in a footnote) is clearer than a presentation where additional line items are added to the face of the table.

In response to the staff’s request, the disclosure has been revised to reflect a deduction for the March 31, 2009 quarter and an addition for the March 31, 2010 quarter.

8.	Please revise your calculation of Total estimated annual cash available for distribution for the 12 months ending March 31, 2011, to exclude any projected increases that are not factually supportable.

Karen J. Garnett
July 16, 2010

Response: The Company respectfully submits that the adjustments included in the table under “Our Distribution Policy” are appropriate and supportable. The Company directs the staff’s attention to the footnotes to the table under the caption “Our Distribution Policy” for detailed disclosure regarding the Company’s support for the adjustments.

9.	Refer to the last paragraph on page 60, which states that you anticipate that estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. Please revise to clarify how this statement is consistent with the first paragraph under this heading, which states that your estimated initial annual distribution is expected to exceed your per share estimated cash available for distribution.

Response: Among other requirements, to qualify for taxation as a REIT, the annual dividends paid to the Company’s stockholders (other than capital gain dividends and deemed capital gain dividends) must be not less than (a) the sum of: (i) 90% of its “REIT taxable income,” computed without regard to the dividends-paid deduction or its net capital gain or loss, and (ii) 90% of its after-tax net income, if any, from foreclosure property, minus (b) the sum of certain items of non-cash income. Non-cash income tax deductions, in particular depreciation deductions for buildings and equipment, reduce REIT taxable income but not the amount of cash available for making stockholder distributions. Accordingly, the Company expects that cash available for distribution will exceed the annual distribution requirements applicable to REITs. As disclosed, the Company also expects that its initial annual distribution per share will exceed its per-share estimated cash available for distribution to its common stockholders. The Company’s ability to fund this distribution will depend, in part, upon the receipt of cash flow from three properties that are scheduled to open in August 2010, from continued successful leasing of its existing portfolio and from fee income from development, construction and management services. To the extent these sources are insufficient, the Company intends to use its working capital or borrowings under its expected credit facility to fund these distributions. For the foregoing reasons, the Company respectfully submits that the two sentences referred to in comment nine are not inconsistent.

10.	Please be advised that we may have additional comments on your distribution table after you have included the estimated amounts.

Response: The Company acknowledges that the staff may have additional comments to the distribution table.

11.	Please revise to present the footnotes to the table in the same size font as the rest of the disclosure or at least 10 point type. The smaller type does not appear to be necessary for convenient presentation of the disclosure in the footnotes. Refer to Rule 420 of Regulation C.

Response: The referenced disclosure has been revised on pages 63 through 67 of the Prospectus in response to the staff’s comment.
Management
Directors, Director Nominees, Executive Officers and Senior Management, page 154

Karen J. Garnett
July 16, 2010

12.	We note your response to prior comment 39. Please revise to disclose the title of all positions held by Mr. Rollins and Mr. Hartnett at Campus Crest Group, if any. In addition, please revise to briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that each of them should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response: The referenced disclosure has been revised to reflect that Mr. Rollins and Mr. Hartnett are the co-founders and co-owners of Campus Crest Group, on pages 156 and 157 of the Prospectus in response to the staff’s comment.

In addition, a brief discussion of the specific experience, qualifications, attributes or skills of Messrs. Rollins and Hartnett, as well as each of the other individuals whom the Company expects to serve as directors, that led to the Company’s conclusion that each of such individuals should serve as a director of the Company, is set forth on pages 156 through 159 of the Prospectus in response to the staff’s comment.
Summary of Executive Compensation Table, page 161
13.	We note the disclosure in footnotes (4), (6), and (7) to the Summary Compensation Table. Please revise the table does to include the share amounts that are described in the footnotes, or tell us why you have omitted them. Also, please confirm that amounts reported in the table reflect the grant date fair value computed in accordance with FASB ASC Topic 718. Expand the footnotes as appropriate to disclose all assumptions made in the valuation. Refer to Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Response: The dashes (i.e. “—”) appearing under the column captioned “Stock Awards ($)” in the rows relating to Messrs. Howell and Bobbitt and Ms. King have been deleted in response to the staff’s comment. When the anticipated price range for the Company’s common stock has been determined, the Company will update the Summary of Executive Compensation Table to reflect the assumed grant date fair value of the stock awards to be granted to Messrs. Howell and Bobbitt and Ms. King upon the completion of the offering based upon the mid-point of such price range. Once the actual initial public offering price for the Company’s common stock has been determined, the Company will update this table and each stock award will have an assumed grant date fair value based upon the initial public offering price of the Company’s common stock. In response to the staff’s comment, the required valuation assumptions will be added to footnotes 4, 6 and 7 on page 164 of the Prospectus. The Company also confirms that valuing each stock award at an amount equal to the initial public offering price of the Company’s common stock, with certain potential adjustments, will reflect the stock awards’ fair value as of their grant date in accordance with FASB ASC Topic 718.
Potential Payments Upon Termination or Change of Control, page 163
14.	Please revise to provide quantitative disclosure of the payments that will be made under the termination or change of control provisions of your executive officers’ employment agreements. Your disclosure should describe and quantify the payments that would be

Karen J. Garnett
July 16, 2010

made assuming that the triggering event took place on the last business day of your last completed fiscal year. Refer to Instruction 1 to Item 402(j) of Regulation S-K.
Response: Quantitative disclosure regarding the payments that would be made under the termination provisions of the named executive officers’ employment agreements has been added on pages 167 and 168 of the Prospectus in response to the staff’s comment.
Structure and Formation
Formation Transactions, page 179
15.	We note your response to prior comment 42. We continue to believe that a detailed description of the specific assets that each of the parties will contribute in the formation transactions is material to an investor’s understanding of the consideration that you are paying for your initial portfolio. Currently, you describe the contributions generally but the specific properties or interests in those properties being contributed by each party is not clear. For example, we note that MXT Capital will contribute its interests some of the student properties, but it is not clear which of the student properties will be contributed by MXT Capital. Please revise, as previously requested, to identify the particular interests and properties that you will receive from each of the contributing parties.

Response: The requested disclosure has been added on pages 183 and 184 of the Prospectus in response to the staff’s comment.

16.	We note your response to prior comment 45; however, we continue to believe that additional clarifying disclosure would be useful in the context of your description of the formation transactions. Please revise as previously requested to disclose that HSRE will retain a 50.1% interest in the properties held by the HSRE I joint venture. In addition, please revise to disclose your post-offering ownership of The Grove at Carrollton, consistent with the information in your response letter.

Response: Disclosure regarding HSRE’s post-offering interest in the properties held by the HSRE I joint venture has been added on pages 11 and 185 of the Prospectus in response to the staff’s comment.

Included among the 21 properties that the Company will own 100% interests in upon completion of the offering and the formation transactions are The Grove at Milledgeville and The Grove at Carrollton. Though the Company will own 100% interests in each of The Grove at Milledgeville and The Grove at Carrollton upon completion of the offering and the formation transactions, the interest in each property that will be acquired from HSRE joint ventures is not clear at this time. This is because the Company, in connection with financing its ongoing operations, has agreed to sell its current 5% indirect interest in The Grove at Milledgeville and its current 38% indirect interest in The Grove at Carrollton to HSRE joint ventures if, in each case, requisite lender consents are received. As of the date hereof neither lender consent described above has been received. In any event, regardless of whether or not the lender consents described above are received (and assuming lender consents are received relating to the transfer of these properties to the operating partnership), upon completion of the offering and the formation transactions,

Karen J. Garnett
July 16, 2010

the Company will own 100% interests in each of The Grove at Milledgeville and The Grove at Carrollton. The foregoing is consistent with the disclosure included throughout the Prospectus, which consistently describes The Grove at Milledgeville and The Grove at Carrollton as being wholly-owned by the Company upon completion of the formation transactions. The Company will update relevant disclosure in subsequent pre-effective amendments to the Registration Statement to reflect the status of the lender consents and related matters.
Campus Crest Communities, Inc. Unaudited Pro Forma Condensed Consolidated Financial Statements
Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2010 (D), page F-6
17.	Refer to the table at the top of page F-7. Please tell us what amounts other than related party debt are included in the line item “Repayment of related party debt and other costs,” and tell us why this amount gives rise to Accumulated earnings and a reduction of Additional paid-in capital.

Response: Other than related party debt, the additional components of the line item “Repayment of related party debt and other costs” are (i) the excess of the contracted repurchase price of the Company’s interest in The Grove at Milledgeville and its interest in the HSRE I venture over the sale proceeds and (ii) the excess of the contracted repayment price of the prepaid management fees over the amount originally received by the Company from HSRE.

Included in Accumulated earnings is the remeasurement of previously held interests in the acquiree at its acquisition date fair value and recognition of the resulting gain or loss.
Additional paid-in capital is reduced because the repurchase and repayment prices exceed the total recorded liability.
Part II
Item 36. Financial Statements and Exhibits, page II-3
18.	We note that the contribution agreements, purchase and sale agreements, ground leases, and certain loan agreements filed as exhibits to the registration statement do not include the exhibits and schedules to those agreements. Refer to Exhibits 10.19-10.37; 10.3810.40; 10.43, 10.47, 10.49, 10.51, 10.53, 10.54 and 10.55. Item 601(b)(10) does not permit the omission of information that is attached to a material contract. Please, file the complete agreements with your next amendment.

Response: The referenced Exhibits, including their corresponding exhibits and schedules, have been filed with Amendment Number 2 to the Registration Statement in response to the staff’s comment.

Karen J. Garnett
July 16, 2010

Exhibit 5.1 — Opinion of Saul Ewing with respect to Maryland law
19.	It is not appropriate for counsel to assume legal matters that are integral to the opinion being rendered or to assume factual matters that are readily ascertainable. Please provide a revised opinion that omits assumptions (f), (g), (11), and (i). It appears that counsel should be able to opine on these matters as of the date of its opinion.

Response: A revised legal opinion responsive to the staff’s comment is provided supplementally with this letter.
Exhibit 8.1 — Opinion of Bradley Arant Boult Cummings with respect to tax matters
20.	We note that you have relied upon an officer’s certificate provided by the company, including the “representations and covenants” set forth therein. Please note that counsel may rely only on factual representations. Please provide a revised opinion to clarify that counsel is relying only upon factual statements included in the Officer’s Certificate.

Response: A revised tax opinion responsive to the staff’s comment is provided supplementally with this letter.
     We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the staff’s comments. Please direct any further communications relating to this filing to the undersigned at 205.521.8624 or J. Andrew Robison at 205.521.8596.
Very truly yours,
/s/ Paul S. Ware
Paul S. Ware
Enclosures

cc:	Eric McPhee Daniel Gordon Jerard Gibson Ted W. Rollins